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                                   EXHIBIT 11


                              EASTON BANCORP, INC.
                        COMPUTATION OF EARNINGS PER SHARE

                                                Fiscal Year Ended December 31,
                                              ----------------------------------
                                                 2001        2000        1999
                                              ----------  ----------  ----------
Net income                                    $  454,957  $  503,745  $  494,345
                                              ==========  ==========  ==========


Average shares outstanding                       560,318     560,318     560,318
Basic earnings per share                      $     0.81  $     0.90  $     0.88
                                              ==========  ==========  ==========


Average shares outstanding                       560,318     560,318     560,318
Dilutive average shares outstanding under
      warrants and options                       263,800     263,800     245,236
Exercise price                                $    10.00  $    10.00  $    10.00
Assumed proceeds on exercise                  $2,638,000  $2,638,000  $2,452,360
Average market value                          $    10.33  $    10.63  $    10.16
Less: Treasury stock purchased with assumed
      proceeds from exercise of warrants and
      options                                    255,373     248,166     241,374
Adjusted average shares-diluted                  568,745     575,952     564,180
Diluted earnings per share                    $     0.80  $     0.87  $     0.88
                                              ==========  ==========  ==========
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     The stock of the Company is not traded on any public exchange.  The average market values are derived from trades known to management. Private sales may occur where management of the Company is unaware of the sales price.


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